UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Theill Eriksen

TDC A/S (Formerly Tele Danmark A/S)

Noerregade 21

0900 Copenhagen C, Denmark

Tel: +45 3399 8050

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 9 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 9 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

On December 18, 2006, in connection with the Issuer’s possible acquisition of Matel Holdings N.V. from Invitel Holdings N.V. (the “Acquisition”), the Issuer requested TDC to confirm its willingness to exercise warrants No.1 through No. 25, each dated as of June 15, 2005, as filed as Exhibit 10.3 to Form 10-Q of the Issuer for the quarter ended June 30, 2005, as filed on December 8, 2005 (the “Warrants”), to purchase 2,500,000 shares of Common Stock of the Issuer, which TDC did by countersigning the request letter (the “Warrant Confirmation Letter”) on January 8, 2007. A copy of the Warrant Confirmation Letter is filed as an exhibit to this Amendment.

Item 5.  Interest in Securities of the Issuer

Sub-sections (a) and (b) of Item 5 of Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) - (b) TDC beneficially owns 10,799,782 Shares of the Issuer (including any Shares that are deemed to be beneficially owned by TDC) and, based on information provided by the Issuer to TDC, as of December 18, 2006, such Shares constitute approximately 65.8% of the outstanding Shares of the Issuer. Of the 10,799,782 Shares beneficially owned by TDC, (i) 7,999,782 Shares are beneficially owned by TDC, (ii) 2,500,000 Shares are deemed to be beneficially owned by TDC after its agreed exercise of the Warrants pursuant to the Warrant Confirmation Letter, and (iii) 300,000 Shares are deemed to be beneficially owned by TDC because TDC owns 30,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder of those shares.

TDC has the sole power to vote and dispose of all of the 7,999,782 Shares it currently owns and, if TDC converts its 30,000 shares of Series A Convertible Preferred Stock and exercises its Warrants, it will have the sole power to vote and dispose of the Shares acquired upon such conversion and execution.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 3 of this Amendment is incorporated herein by reference.

The documents that the Issuer has entered into providing for the Acquisition contemplate that TDC will grant certain management shareholders of the Issuer (the “Management Shareholders”) tag-along rights in the event of any sale of the Issuer’s securities by TDC.  The following is a summary of the material terms of these tag-along rights, which are expected to be contained in an agreement between TDC and the Management Shareholders that will be entered into at or around the time of the closing of the Acquisition (the “Tag-Along Agreement”):

If TDC proposes to transfer to a non-affiliated party (the “Third Party Buyer”), in a single transaction or series of related transactions, equity securities of the Issuer, the Management Shareholders, who continue to be employed or engaged by the Issuer or its subsidiaries at the time of any such proposed transfer, shall have the following rights:

1.               to require the Issuer to purchase concurrently with the sale by TDC up to the number of shares of Common Stock that the Management Shareholder would be entitled to sell to the Third Party Buyer pursuant to point 2 below; provided that the Issuer shall not be required to purchase any shares of Common Stock pursuant to this provision if doing so would cause the Issuer to violate the provisions of any covenants of any third-party indebtedness of the Issuer or its subsidiaries, or if the Issuer does not have sufficient cash-on-hand or available liquidity to make such purchase; and

2.               in the event that the Issuer has informed the Management Shareholders that it will be unable to purchase the shares of Common Stock pursuant to point 1 above, TDC will be required to assure that the Third Party Buyer will allow the Management Shareholders, at their option, to participate with TDC in the completed transfer on a pro rata basis (based on the percentage of TDC’s total shares being transferred).

These tag-along rights will not apply to the following transfers: (i) any sale of securities on a stock exchange in which the Issuer’s securities are traded, including a broker-facilitated transaction pursuant to Rule 144; (ii) any transaction or series of related transactions, including a merger, consolidation or tender offer, in which all shareholders of the Issuer have an equal right to participate on the same terms; and (iii) certain other permitted transfers to be specified in the Tag-Along Agreement.

Item 7.  Materials to be Filed as Exhibits

The following document is hereby filed as exhibit:

Number	Exhibit
Ex.-99.2	Warrant Confirmation Letter, dated December 18, 2006, countersigned by TDC on January 8, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2007

TDC A/S
By:	/s/ Jens Alder
Jens Alder President and Chief Executive Officer

By:	/s/ Hans Munk Nielsen
Hans Munk Nielsen Senior Executive Vice President and Chief Financial Officer